EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated December 19, 2007 relating to the consolidated financial statements of Danger, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in the Company’s method of accounting for stock-based compensation in accordance with Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, as described in Note 1 to the consolidated financial statements) appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

San Jose, California

December 19, 2007